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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 23416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

KELLOGG CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 BROADWAY, 4TH FLOOR
(No. And Street)

NEW YORK,	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JANICE PARISE (212) 607-5060
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)


PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **JANICE PARISE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KELLOGG CAPITAL GROUP, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER

Title



Notary Public

JENNIE LOSSMANN
NOTARY PUBLIC, STATE OF NEW YORK
No. 01LO6134871
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES OCT. 11, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Kellogg Capital Group, LLC:

We have audited the accompanying consolidated statement of financial condition of Kellogg Capital Group, LLC (the "Company") as of December 31, 2006. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Kellogg Capital Group, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 26, 2007

KELLOGG CAPITAL GROUP, LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 1,178,992
Receivable from clearing brokers	101,494,072
Commissions receivable	693,066
Securities owned:	
Marketable, at market value	546,763,540
Not readily marketable, at estimated fair value	8,712,742
Accrued interest and dividends receivable	460,182
Secured demand note collateral, at face value (fair market value of collateral - $129,721,974)	58,000,000
Equipment, computers and leasehold improvements (net of accumulated depreciation and amortization of $1,267,905)	1,099,739
Other assets	4,271,437
TOTAL ASSETS	$ 722,673,770

LIABILITIES AND MEMBERS' CAPITAL

Payable to clearing brokers	$ 116,377,100
Securities sold, but not yet purchased, at market value	482,438,759
Accrued discretionary liabilities	6,476,503
Accrued expenses and other liabilities	4,089,491
Accrued interest on subordinated notes	1,823,161
TOTAL LIABILITIES	611,205,014
Liabilities subordinated to the claims of general creditors	62,000,000
Members' capital	49,468,756
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 722,673,770

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a) Organization

Kellogg Capital Group, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the American Stock Exchange, LLC (the "AMEX"). The Company is also registered as a specialist on the AMEX for 274 AMEX listed equities and 188 listed options.

On September 1, 2003 the Company formed a subsidiary, Kellogg Partners Institutional Services, LLC (the "Subsidiary") that provides execution services for institutional customers on the floor of the NYSE and through riskless principal transactions for listed and over-the-counter traded securities.

b) Securities Transactions

Transactions in securities are recorded on a trade-date basis. Securities owned or sold, but not yet purchased, are valued at market. All resulting gains and losses are included in members' capital. The fair value estimate of the Company's securities owned, not readily marketable, is based on the cost of the securities, since the operations of the investments have not commenced or the investments have not reported performance.

The Company's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices that may differ from the market value reflected on the statement of financial condition. In many cases, the Company limits its risk by holding offsetting security or option positions.

c) Depreciation and Amortization

Equipment and computers are carried at cost, and are depreciated using the straight-line method over their estimated useful lives.

d) Income Taxes

No provision for federal or state income taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT"). A provision for UBT income taxes has been reflected in the consolidated statement of financial condition. The Company reports all items of income or loss from the Subsidiary along with its income tax returns.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued)

e) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Subsidiary. All intercompany transactions and accounts have been eliminated.

f) Use of Estimates

Management uses estimates and assumptions in preparing the financial statements in accordance with accounting principles generally accepted in the Untied States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the consolidated financial statements.

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS

The Company conducts business with its clearing brokers for its own proprietary accounts. The clearing and depository operations for the Company's institutional proprietary transactions are performed by its clearing brokers pursuant to clearing agreements. All securities positions, and the receivable from and payable to the clearing brokers reflected on the consolidated statement of financial condition, are positions carried by and amounts receivable from and payable to these clearing brokers.

NOTE 3 – NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which requires the maintenance of minimum net capital as defined. The Company has elected to use the alternative method permitted by the Rule, which requires the Company to maintain minimum net capital equal to $250,000. At December 31, 2006, the Company had net capital of $67,114,027 that was $66,864,027 in excess of its requirement.

NOTE 4 – PROFIT-SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2006 in the amount of $368,009.

NOTE 5 – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has subordinated loans totaling $62,000,000, of which $58,000,000 are secured demand note ("SDN's") agreements and $4,000,000 are cash subordination notes, which mature as follows:

	Subordinated loans		
	Pursuant to cash subordination agreements	Pursuant to secured demand note agreements	Total
Years ending December 31,			
2008	$ -	$ 19,000,000	$ 19,000,000
2009	4,000,000	39,000,000	43,000,000
Totals	$ 4,000,000	$ 58,000,000	$ 62,000,000

Two of the SDN's totaling $12,000,000 have a stated rate of 3.0% per annum. Three of the SDN's totaling $9,000,000 have a stated rate of 5.0% per annum. The other $37,000,000 worth of SDN's have floating interest rates. The two cash subordinated loan agreements have a stated rate of federal funds plus 3.0% per annum.

Each subordinated loan agreement contains a provision for automatic rollover of the maturity dates. Subordinated loans pursuant to secured demand note agreements in the amount of $44,000,000 are considered equity subordinations.

These borrowings are subordinated to the claims of general creditors, have been approved by the NASD and are available in computing adjusted net capital under the SEC net capital requirements. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEC's and NASD's capital regulations governing the withdrawal of subordinated debt.

KELLOGG CAPITAL GROUP, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2006
(Continued)

NOTE 6 – SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to a transaction to perform (counterparty risk) exceed the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the counterparty, primarily broker-dealers, banks and other financial institutions, with which it conducts business.

As of December 31, 2006, there were no material customer accounts having unsecured debit balances that presented any risk

NOTE 7 – COMMITMENTS

The Company has two operating leases for office space for its operations in New York and California. The minimum future lease payments are as follows:

Years ending December 31,	New York	California
2007	$ 513,618	$ 41,307
2008	513,618	41,307
2009	521,480	41,307
2010 and thereafter	2,810,486	-
Totals	$ 4,359,202	$ 123,921

Each lease has various provisions for escalation, additional rent and charges as well as termination options that will affect the minimum future lease payment amounts listed above.

END